FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of APRIL, 2001


                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date    April 27, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                                 BC FORM 51-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:           X      SCHEDULE A
                                --------
                                   X      SCHEDULES B & C
                                --------
                                (place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER                  HILTON PETROLEUM
                                ------------------------------------------------
ISSUER ADDRESS                  #1305 - 1090 WEST GEORGIA STREET
                                VANCOUVER, BC   V6E 3V7
                                ------------------------------------------------
ISSUER TELEPHONE NUMBER         (604) 685-9316
                                ------------------------------------------------
ISSUER FAX NUMBER               (604) 683-1585
                                ------------------------------------------------
CONTACT PERSON                  MR. NICK DEMARE
                                ------------------------------------------------
CONTACT'S POSITION              DIRECTOR
                                ------------------------------------------------
CONTACT'S TELEPHONE NUMBER      (604) 685-9316
                                ------------------------------------------------
CONTACT'S E-MAIL ADDRESS        ndemare@chasemgt.com
                                ------------------------------------------------
WEBSITE                         hiltonpetroleum.com
                                ------------------------------------------------
FOR QUARTER ENDED               FEBRUARY 28, 2001
                                ------------------------------------------------
DATE OF REPORT                  APRIL 27, 2001
                                ------------------------------------------------


                                   CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

DONALD W. BUSBY           /s/ Donald W. Busby                   01/04/27
--------------------------------------------------------------------------------
NAME OF DIRECTOR              SIGN (TYPED)               DATE SIGNED (YY/MM/DD)


NICK DEMARE                 /s/ Nick DeMare                     01/04/17
--------------------------------------------------------------------------------
NAME OF DIRECTOR              SIGN (TYPED)               DATE SIGNED (YY/MM/DD)


           (Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A






================================================================================




                             HILTON PETROLEUM LTD.


                       CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE NINE MONTHS ENDED
                               FEBRUARY 28, 2001


                      (UNAUDITED - PREPARED BY MANAGEMENT)

                      (EXPRESSED IN UNITED STATES DOLLARS)

--------------------------------------------------------------------------------

                              HILTON PETROLEUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)



                                                    FEBRUARY 28,        MAY 31
                                                        2001             2000
                                                          $                $
                                                                       (AUDITED)
                                   A S S E T S
CURRENT ASSETS

Cash                                                    658,292       2,396,422
Amounts receivable (Note 3)                          15,745,426         865,403
Prepaid expenses and deposits                         1,137,385         348,474
Inventory                                               962,925             -
Marketable securities                                       -         1,443,378
                                                   -------------   -------------
                                                     18,504,028       5,053,677

LONG-TERM INVESTMENT                                  1,704,889       1,704,889

PETROLEUM INTERESTS (Note 3)                         28,039,487      35,051,725

CAPITAL ASSETS                                              -            84,189

OTHER ASSETS                                            319,645         188,227
                                                   -------------   -------------
                                                     48,568,049      42,082,707
                                                   =============   =============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities              3,973,642       2,819,729
Current portion of long-term debt (Note 8)            2,640,360      14,903,857
                                                   -------------   -------------
                                                      6,614,002      17,723,586

LONG-TERM DEBT (Note 8)                              12,564,702         997,995

OTHER LIABILITIES                                           -         1,966,740
                                                   -------------   -------------
                                                     19,178,704      20,688,321
                                                   -------------   -------------

                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL                                        40,696,013      32,687,210

DEFICIT                                             (11,306,668)    (11,292,824)
                                                   -------------   -------------
                                                     29,389,345      21,394,386
                                                   -------------   -------------
                                                     48,568,049      42,082,707
                                                   =============   =============

APPROVED BY THE BOARD

/s/DONALD W. BUSBY                        , Director
------------------------------------------

/s/NICK DEMARE                            , Director
------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)



                                                   THREE MONTHS          NINE MONTHS            THREE MONTHS          NINE MONTHS
                                                      ENDED                 ENDED                  ENDED                 ENDED
                                                   FEBRUARY 28,          FEBRUARY 28,           FEBRUARY 29,          FEBRUARY 29,
                                                       2001                  2001                   2000                  2000
                                                         $                     $                      $                     $
REVENUES

Petroleum and natural gas sales                      1,893,584             4,356,049              1,232,650             3,322,567
                                                  -------------         -------------          -------------         -------------

OTHER EXPENSES

Production                                             707,779             1,787,150                668,645             1,682,733
General and administrative                             425,579               919,102                102,368             1,179,224
Depreciation and depletion                             453,540             1,179,618                352,005             1,010,166
Legal and litigation costs                                 -                     -                   91,276               181,902
                                                  -------------         -------------          -------------         -------------

                                                     1,586,898             3,885,870              1,214,294             4,054,025
                                                  -------------         -------------          -------------         -------------


OPERATING INCOME (LOSS)                                306,686               470,179                 18,356              (731,458)
                                                  -------------         -------------          -------------         -------------

OTHER INCOME (EXPENSES)

Interest and other income                               38,241                62,002                 12,843               136,529
Interest expense on long-term debt                    (375,962)           (1,195,036)              (439,023)           (1,319,975)
Gain on sale of petroleum interests                    623,666               623,666                    -                     -
Gain on sale of marketable securities                      -                  25,345                161,162               161,162
Corporate finance fees                                     -                     -                 (366,793)             (366,793)
                                                  -------------         -------------          -------------         -------------
                                                       285,945              (484,023)              (631,811)           (1,389,077)
                                                  -------------         -------------          -------------         -------------
INCOME (LOSS) FOR THE PERIOD                           592,631               (13,844)              (613,455)           (2,120,535)

DEFICIT - BEGINNING OF PERIOD                      (11,899,299)          (11,292,824)           (10,560,252)           (9,053,172)
                                                  -------------         -------------          -------------         -------------
DEFICIT - END OF PERIOD                            (11,306,668)          (11,306,668)           (11,173,707)          (11,173,707)
                                                  =============         =============          =============         =============


BASIC INCOME (LOSS) PER SHARE                            $0.02                $(0.00)                $(0.02)              $ (0.09)
                                                  =============         =============          =============         =============

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOW
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)



                                                   THREE MONTHS          NINE MONTHS            THREE MONTHS          NINE MONTHS
                                                      ENDED                 ENDED                  ENDED                 ENDED
                                                   FEBRUARY 28,          FEBRUARY 28,           FEBRUARY 29,          FEBRUARY 29,
                                                       2001                  2001                   2000                  2000
                                                         $                     $                      $                     $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Income (loss) for the period                            592,631              (13,844)              (613,455)           (2,120,535)
Items not involving cash
        Depreciation and depletion                      453,540            1,179,618                352,005             1,010,166
        Amortization of deferred charges                 11,450               58,174                 29,826                89,509
        Gain on sale of marketable securities               -                (25,345)                   -                     -
        Gain on sale of petroleum interests            (623,666)            (623,666)                   -                     -
                                                   -------------        -------------          -------------         -------------
                                                        433,955              574,937               (231,624)           (1,020,860)
Decrease (increase) in amounts receivable           (14,563,534)         (14,880,023)              (897,341)            1,235,004
Increase in prepaid expenses and deposits              (440,918)            (635,705)               (36,985)              (27,078)
Increase in inventory                                  (962,925)            (962,925)                   -                     -
Increase (decrease) in accounts
     payable and accrued liabilities                  2,042,961            1,153,913                411,550               474,818
                                                   -------------        -------------          -------------         -------------
                                                    (13,490,461)         (14,749,803)              (754,400)              661,884
                                                   -------------        -------------          -------------         -------------
FINANCING ACTIVITIES

Issuance of long-term debt                            1,826,368            3,742,368                    -                     -
Issuance of common shares                             2,720,001            6,241,353                 34,615             7,687,913
Retirement of long-term debt                           (853,902)          (4,439,158)              (126,414)             (422,472)
Other assets                                           (176,095)            (206,095)                13,207                   -
Share issue costs                                      (335,993)            (335,993)                   -                     -
                                                   -------------        -------------          -------------         -------------
                                                      3,180,379            5,002,475                (78,592)            7,265,441
                                                   -------------        -------------          -------------         -------------
INVESTING ACTIVITIES

Proceeds from sale of marketable securities                 -              1,644,291                565,995               565,995
Purchase of long-term investment                            -                    -                  700,000            (1,004,889)
Additions to capital assets                              13,556                  -                   (1,120)               (4,702)
Expenditures on petroleum interests                  (3,024,253)          (7,024,253)            (2,371,620)           (7,622,302)
Net proceeds from disposition of
     petroleum interests                             13,495,739           13,564,728                    -                 896,637
Purchases of marketable securities                          -               (175,568)              (570,283)           (1,290,152)
                                                   -------------        -------------          -------------         -------------
                                                     10,485,042            8,009,198             (1,677,028)           (8,459,413)
                                                   -------------        -------------          -------------         -------------
INCREASE (DECREASE) IN
     CASH FOR THE PERIOD                                174,960           (1,738,130)            (2,510,020)             (532,088)

CASH - BEGINNING OF PERIOD                              483,332            2,396,422              6,088,125             4,110,193
                                                   -------------        -------------          -------------         -------------
CASH - END OF PERIOD                                    658,292              658,292              3,578,105             3,578,105
                                                   =============        =============          =============         =============


BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


1.       NATURE OF OPERATIONS

         Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. The Company owns various interests in certain producing properties purchased during the year ended May 31, 1998 and, since May 1998, has participated in exploratory drill programs on certain unproved properties, located in California, United States.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


3.       PETROLEUM INTERESTS

                                                                     FEBRUARY 28,        MAY 31,
                                                                         2001             2000
                                                                           $                $

         Proved properties                                             20,758,184       27,612,385
         Unproved properties                                           14,836,034       14,543,103
         Gathering facility and pipeline                                  706,265              -
                                                                     -------------    -------------
                                                                       36,300,483       42,155,488
         Less: accumulated depreciation, depletion and impairment      (8,260,996)      (7,103,763)
                                                                     -------------    -------------
                                                                       28,039,487       35,051,725
                                                                     =============    =============

         On February 21, 2001, the Company entered into an agreement with Exco Resources, Inc., a party at arm's length to the Company, to sell certain of its petroleum interests for net proceeds of $13,495,739, recognizing a gain of $623,666, before final closing. See also Note 8.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


4.       SHARE CAPITAL

Authorized:  100,000,000 common shares without par value

Issued:

                                                      NINE MONTHS ENDED                                   YEAR ENDED
                                                      FEBRUARY 28, 2001                                  MAY 31, 2000
                                           ----------------------------------------       ----------------------------------------
                                                SHARES                    AMOUNT               SHARES                    AMOUNT
                                                                             $                                              $

Balance, beginning of period                  27,503,961                32,687,210           20,330,188                20,290,865
                                           --------------            --------------       --------------            --------------
Issued during the period
For cash - private placements                  2,322,500                 1,968,525            4,220,000                 9,068,909
         - rights offering                     2,000,000                 3,035,413                  -                         -
         - exercise of warrants                1,051,344                 1,237,415              502,615                   682,191
         - exercise of options                       -                         -                 78,945                    71,104
For retirement of other liabilities            1,558,730                 1,966,740                  -                         -
For interest on long-term debt                   170,588                   153,206                  -                         -
For exercise of special warrants                     -                         -              1,798,200                 2,459,670
For conversion of debentures                         -                         -                574,013                   657,920
Less:  Share issue costs                             -                    (352,496)                 -                    (543,449)
                                           --------------            --------------       --------------            --------------
                                               7,103,162                 8,008,803            7,173,773                12,396,345
                                           --------------            --------------       --------------            --------------
Balance, end of period                        34,607,123                40,696,013           27,503,961                32,687,210
                                           ==============            ==============       ==============            ==============

         During the nine months ended February 28, 2000, the Company:

              i) completed a private placement of 2,260,000 units, at a price price of CDN$1.25 per unit, for proceeds of $1,802,247, net of $99,753 share issue costs. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common share for a period of three years from the closing for an exercise price of CDN$1.35;

             ii) completed a private placement of 62,500 units, at a price of CDN$1.60 per unit for proceeds of $66,525. Each unit consisted of one common share and one share purchase warrant. Two warrants entitle the holder to purchase a further common share for a period of two years at a price of CDN$1.77 per share;

            iii) completed a rights offering and issued 2,000,000 units, at a price of CDN$2.25 per unit, for proceeds of $2,782,670, net of $252,743 share issue costs. Each unit consists of one common share and one share purchase warrant. Two share purchase warrants entitles the holder to purchase one common share for a period of two years, at a price of CDN$2.50 per share on or before July 27, 2001 and at CDN$2.75 on or before July 27, 2002;

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


4.       SHARE CAPITAL (continued)

             iv) issued 1,051,344 common shares on the exercise of share purchase warrants for proceeds of $1,237,415;

              v) issued 1,558,730 common shares on retirement of $1,966,740 due to the investors in the Hilton Petroleum Greater San Joaquin LLC ("Hilton LLC") on the conversion of Hilton LLC's 2.25% working interest in the San Joaquin Joint Venture. The $1,966,740 had been previously recorded in the Company's records as other liabilities; and

             vi) issued 170,588 common shares in settlement of $153,206 interest on long-term debt.


5.       RELATED PARTY TRANSACTIONS

         (a) During the nine months ended February 28, 2001, companies controlled by certain directors and officers of the Company charged $154,550 for management, professional and consulting fees.

         (b) As at February 28, 2001, the Company held 1,960,000 common shares of Trimark Oil & Gas Ltd. (an affiliated corporation) certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on February 28, 2001 was $806,216.

         (c) The Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the nine months ended February 28, 2001, interest income of $4,640 was recorded and paid.

         (d) During the nine months ended February 28, 2001, a private corporation owned by the Chairman of the Company arranged a line of credit of $600,000, from an arm's length Denver based banking institution, to be available at the Company's request.  The  line of  credit  was  secured  by real  estate holdings of the Chairman. At the Company's request, the private corporation borrowed $600,000 from the banking institution and these funds were then advanced to the Company. The repayment of the borrowing is on the same basis as that charged by the bank to the related party. The loan bears interest at 10% per annum, with blended monthly payments of $23,351. During the nine months ended February 28, 2001, the Company had paid $23,458 interest and, as at February 28, 2001, had an outstanding principal balance of $506,703. See also Note 8.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


6.       SEGMENTED INFORMATION

         As at February 28, 2001, the Company and its subsidiaries operated in one industry segment, the exploration for, and the development and production of crude oil and natural gas. The Company's current petroleum interests are located in the United States and its corporate assets are located in Canada. Identifiable assets, revenues and net loss in each of these geographic areas are as follows:


                                             FEBRUARY 28, 2001
                          ------------------------------------------------------
                            IDENTIFIABLE                            NET INCOME
                               ASSETS           REVENUES              (LOSS)
                                  $                 $                    $

         United States       46,739,015         4,351,532             473,507
         Canada               1,829,034            66,519            (459,663)
                          --------------      ------------        --------------
                             48,568,049         4,418,051             (13,844)
                          ==============      ============        ==============



                                               MAY 31, 2000
                          ------------------------------------------------------
                            IDENTIFIABLE
                               ASSETS           REVENUES             NET LOSS
                                  $                 $                   $

         United States       38,762,495         4,829,209          (1,505,783)
         Canada               3,320,212            23,477            (733,869)
                          --------------      ------------        --------------
                             42,082,707         4,852,686          (2,239,652)
                          ==============      ============        ==============


7.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash operating and financing activities were conducted by the Company as follows:

                                                                                         FEBRUARY 28,
                                                                                             2001
                                                                                               $

         Operating activity
              Increase in prepaid expenses and deposits                                     (153,206)
                                                                                       ================
         Financing activities
              Deferred debenture charges                                                      16,503
              Share issue costs                                                              (16,503)
              Retirement of other liabilities                                             (1,966,740)
              Issuance of common shares on retirement of other liabilities                 1,966,740
              Issuance of common shares for interest expense                                 153,206
                                                                                       ----------------
                                                                                             153,206
                                                                                       ================

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                           (EXPRESSED IN U.S. DOLLARS)


8.       SUBSEQUENT EVENTS

         On March 7, 2001, the Company closed the sale of certain of its petroleum interests. From the proceeds, the Company utilized $10,691,159 to fully repay the principal balance outstanding and accrued interest on credit facility with Bank One, Texas and $487,574 to repay borrowings from a private corporation owned by the President of the Company.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001
                           (EXPRESSED IN U.S. DOLLARS)


1.       GENERAL AND ADMINISTRATIVE

                                                                 2001
                                                                   $
         Advertising and promotion                               21,537
         Bank charges and interest                               77,554
         Contract services                                      120,230
         Investor relations                                      94,265
         Office and miscellaneous                                68,341
         Office rent                                             59,821
         Professional fees                                      302,260
         Regulatory fees                                         14,400
         Salaries and benefits                                  361,196
         Telephone                                               23,690
         Transfer agent                                          16,370
         Travel                                                  56,527
         Copas recoveries                                      (279,703)
         Foreign exchange                                       (17,386)
                                                             -----------
                                                                919,102
                                                             ===========

2.       RELATED PARTY TRANSACTIONS

         (a) During the nine months ended February 28, 2001, companies controlled by certain directors and officers of the Company charged $154,550 for management, professional and consulting fees.

         (b) As at February 28, 2001, the Company held 1,960,000 common shares of Trimark Oil & Gas Ltd. (an affiliated corporation) certain officers and directors of Trimark are also directors and officers of the Company. The quoted market value of the shares of Trimark on February 28, 2001 was $806,216.

         (c) The Company has provided a relocation loan to the Chairman of the Company. The loan bears interest at 5% per annum, compounded monthly, and matures on March 27, 2002. During the nine months ended February 28, 2001, interest income of $4,640 was recorded and paid.

         (d) During the nine months ended February 28, 2001, a private corporation owned by the Chairman of the Company arranged a line of credit of $600,000, from an arm's length Denver based banking institution, to be available at the Company's request. The line of credit was secured by real estate holdings of the Chairman. At the Company's request, the private corporation borrowed $600,000 from the banking institution and these funds were then advanced to the Company. The repayment of the borrowing is on the same basis as that charged by the bank to the related party. The loan bears interest at 10% per annum, with blended monthly payments of $23,351. During the nine months ended February 28, 2001, the Company had paid $23,458 interest and, as at February 28, 2001, had an outstanding principal balance of $506,703. See also Note 8.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001
                           (EXPRESSED IN U.S. DOLLARS)


3.(A)    SECURITIES ISSUED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2001

DATE           TYPE OF                                                             TOTAL             TYPE OF
OF ISSUE       SECURITY     TYPE OF ISSUE             NUMBER         PRICE        PROCEEDS        CONSIDERATION       COMMISSION
--------       --------     -------------             ------         -----        --------        -------------       ----------
                                                                      CDN$           $                                     $
PRIVATE PLACEMENTS:

Dec.18/00      Common       Private Placement        2,250,000        1.25       1,893,684             Cash               Nil
Jan.3/01       Common       Private Placement           10,000        1.25           8,316             Cash               Nil
Jan.16/01      Common       Private Placement           62,500        1.60          66,525             Cash               Nil
                                                    -----------                 -----------
                                                     2,322,500                   1,968,525
                                                    ===========                 ===========

WARRANTS:

Jun.21/00      Common       Exercise of Warrants       100,000        1.61         109,020             Cash               Nil
Oct.13/00      Common       Exercise of Warrants       421,040        1.46         406,477             Cash               Nil
Oct.13/00      Common       Exercise of Warrants        87,890        1.61          93,568             Cash               Nil
Nov.30/00      Common       Exercise of Warrants       105,260        1.27          88,624             Cash               Nil
Feb.19/01      Common       Exercise of Warrants        27,630        2.41          43,756             Cash               Nil
Feb.22/01      Common       Exercise of Warrants        46,051        2.41          72,929             Cash               Nil
Feb.24/01      Common       Exercise of Warrants        49,999        2.41          79,181             Cash               Nil
Feb.26/01      Common       Exercise of Warrants        46,374        2.60          79,231             Cash               Nil
Feb.26/01      Common       Exercise of Warrants       167,100        2.41         264,629             Cash               Nil
                                                    -----------                 -----------
                                                     1,051,344                   1,237,415
                                                    ===========                 ===========

RIGHTS OFFERING:

Aug.3/00       Common       Rights Offering          2,000,000        2.25       3,035,413             Cash             126,221
                                                    ===========                 ===========                            =========

SETTLEMENT OF LIABILITIES: (HILTON LLC)

Nov.22/00      Common       Settlement of Debt          76,380        1.91          97,500*            Cash               Nil
Nov.30/00      Common       Settlement of Debt       1,000,001        1.91       1,276,512*            Cash               Nil
Nov.30/00      Common       Settlement of Debt          85,420        1.71          97,500*            Cash               Nil
Nov.30/00      Common       Settlement of Debt          82,022        1.78          97,500*            Cash               Nil
Nov.30/00      Common       Settlement of Debt         314,907        1.89         397,728*            Cash               Nil
                                                    -----------                 -----------
                                                     1,558,730                   1,966,740
                                                    ===========                 ===========

FOR DEBENTURE INTEREST:

Jan.24/01      Common       Debenture Interest         170,588        1.35         153,206           Deb. Int.            Nil
                                                    ===========                 ===========

         *Funds were previously received.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001
                           (EXPRESSED IN U.S. DOLLARS)


3.(B)    OPTIONS GRANTED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2001

DATE              NUMBER         TYPE
GRANTED          OF SHARES       OF OPTION         NAME                               EXERCISE PRICE         EXPIRY DATE
-------          ---------       ---------         ----                               --------------         -----------
                                                                                            CDN.$

Jun.13/00          50,000        Employee          I. Padden                               2.25              Jun.13/03
Jun.27/00           5,000        Employee          C. Gamble                               2.25              Jun.27/03
Jun.27/00           5,000        Employee          D. Cline                                2.25              Jun.27/03
Jun.27/00           5,000        Employee          K. Green                                2.25              Jun.27/03
Jun.27/00          20,000        Employee          V. Lyster                               2.25              Jun.27/03
Jun.27/00           5,000        Employee          V. McGrew                               2.25              Jun.27/03
Jun.27/00           5,000        Employee          B. Moyers                               2.25              Jun.27/03
Oct.16/00          50,000        Director          D. W. Busby                             1.80              Oct.16/03
Oct.16/00          20,000        Director          N. DeMare                               1.80              Oct.16/03
Dec.21/00          15,000        Employee          I. Padden                               1.34              Dec.21/03
Dec.21/00          10,000        Employee          H. Lim                                  1.34              Dec.21/03
Dec.21/00          10,000        Employee          B. Moody                                1.34              Dec.21/03
Dec.21/00           5,000        Employee          A. Smith                                1.34              Dec.21/03
Dec.21/00           5,000        Employee          L. Liu                                  1.34              Dec.21/03
Dec.21/00           5,000        Employee          R. Wong                                 1.34              Dec.21/03
Dec.21/00           2,000        Employee          J. Hibbs                                1.34              Dec.21/03
Jan.10/01          40,000        Employee          Greystoke Investments Ltd.              1.60              Jan.10/04
Jan.10/01          40,000        Employee          MDC Group Inc.                          1.60              Jan.10/04
Jan.10/01          10,000        Director          N. Darling                              1.60              Jan.10/04
Jan.10/01          25,000        Director          W. Lee                                  1.60              Jan.10/04
                 --------
                  332,000
                 ========


4.(A)    AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2001


                                                                              ISSUED
                                                                  ---------------------------------
                                             AUTHORIZED
         CLASS          PAR VALUE              NUMBER                NUMBER               AMOUNT
         -----          ---------            ----------           --------------     --------------

         Common            WPV               100,000,000            34,607,123         $40,696,013


BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001
                           (EXPRESSED IN U.S. DOLLARS)


4.(B)    OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2001


                                           EXERCISE              EXPIRY
         SECURITY          NUMBER            PRICE                DATE
         --------          ------          --------              ------
                                             CDN.$

         Options           46,315            1.33              Oct. 8, 2001
         Options          813,737            2.10              Dec. 31, 2001
         Options          400,000            1.92              May 25, 2002
         Options           75,000            2.00              May 25, 2002
         Options            6,700            2.70              Apr. 19, 2003
         Options           50,000            2.25              Jun. 13, 2003
         Options           45,000            2.25              Jun. 27, 2003
         Options           70,000            1.80              Oct. 16,2003
         Options           52,000            1.34              Dec. 21, 2003
         Options          115,000            1.60              Jan. 10, 2004
                       -----------
                        1,673,752
                       ===========

         Warrants         105,166            2.60              Mar. 12, 2001
         Warrants          77,629            2.41              Mar. 11, 2001
         Warrants          18,750            2.30              Jul. 15, 2001
         Warrants         880,350            2.30              Jun. 17, 2001
         Warrants       1,423,750            5.75              Nov. 15, 2001
         Warrants          22,367            2.28              Apr. 24, 2001
         Warrants          33,550            2.28              Apr. 25, 2001
         Warrants         266,308            3.46              Mar. 31, 2002
         Warrants       2,200,000            1.85              Mar. 27, 2003
         Warrants       1,000,000            2.50              Jul. 27, 2001
                                             2.75              Jul. 27, 2002
         Warrants         100,000            2.50              Aug. 3, 2001
                                             2.75              Aug. 3, 2002
         Warrants       2,260,000            1.35              Dec. 18, 2003
         Warrants          31,250            1.77              Dec. 11, 2002
         Warrants          35,000            1.48              Dec. 7, 2003
                       -----------
                        8,454,120
                       ===========


4.(C)    SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2001

         There are no shares held in escrow or subject to pooling as at February 28, 2001.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2001
                           (EXPRESSED IN U.S. DOLLARS)



5.       LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2001

         Directors:
              Donald W. Busby
              Nick DeMare
              William Lee
              Neil Darling

         Officers:
              Donald W. Busby (Chairman and Chief Executive Officer) Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2001
                           (EXPRESSED IN U.S. DOLLARS)


MANAGEMENT DISCUSSION & ANALYSIS

DESCRIPTION OF BUSINESS

Hilton Petroleum Ltd. (the "Company") is engaged in oil and gas exploration, development and production. The Company owns various interests in certain producing properties purchased during the year ended May 31, 1998 and, since May 1998, has participated in exploratory drill programs on certain unproved properties, located in California, United States. Over the past two fiscal years, substantially all of the Company's exploration expenditures have been on these properties.

OPERATIONS

During the nine months ended February 28, 2001, the Company recorded a loss of $13,844 ($0.00 per share) compared to a loss of $2,120,535 ($0.09 per share) for the comparable 2000 period, an improvement of $2,106,691. Petroleum and natural gas revenues increased by 31%, from $3,322,567 during 2000 to $4,356,049 in 2001. The increase has been attributable to strong prices received by the Company for its oil and gas production during the period and the commencement of production on February 6, 2001, from the ELH #1 well. Revenue from oil and liquids increased 40% to $1,685,507 in 2001 from $1,206,301 in 2000. Production of oil and liquids in 2000 decreased 0.5% to 367,404 MCFE in 2001 from 368,867 MCFE in 2000. The average price received for oil and liquids in 2001 was $4.59/MCFE compared to $3.27/MCFE in 2000, an increase of 40%. Revenue from natural gas increased 126% to $4,850,882 in 2001 from $2,150,024 in 2000.
Natural gas production increased 2% to 865,877 MCF in 2001 from 850,985 MCF in 2000. The average price received in 2001 was $5.60/MCF, an increase of 125% from $2.49/MCF in 2000. In January 2000, the Company was required by its banker to enter into oil and gas swap contracts to hedge 70,000 MMBTU gas per month, through July 31, 2001, at $2.385 per MMBTU, and 3,000 barrels of oil per month, through January 31, 2001, at $22.51 per barrel. These oil and natural gas hedges reduced revenues for the nine month period ended February 28, 2001 by $2,180,341. The hedges were closed on the sale of certain petroleum properties described in "Liquidity and Capital Resources".

On an MCFE basis, production costs increased 5%, from $1.38/MCFE in 2000 to $1.45/MCFE in 2001. The depreciation and depletion rate increased 16%, from $0.83/MCFE in 2000 to $0.96/MCFE in 2001.

General and administrative costs decreased by $260,122, approximately 22% from $1,179,224 in 2000 to $919,012 in 2001. The decrease in general and administrative costs in 2001 occurred primarily due to: i) approximately $150,000 was paid in 2000 in interest and other charges on settlement of certain liabilities, and ii) increased efforts by the Company to reduce its office personnel in its Tulsa office and reduced management and professional fees.

Interest expense on long-term debt decreased by $124,639, approximately 9% from $1,319,675 in 2000 to $1,195,036 in 2001, reflecting the decrease in long-term debt in 2001.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2001
                           (EXPRESSED IN U.S. DOLLARS)



MANAGEMENT DISCUSSION AND ANALYSIS (continued)

During the nine month period ended February 28, 2001, the Company incurred approximately $7.0 million in expenditures on its petroleum interests, which was primarily comprised of: i) $4.2 million towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3 and #4 wells; ii) $0.7 million for its share of the gas facility at East Lost Hills; iii) $0.8 million for lease well equipment and intangible drilling, completion and workover costs on the Enserch Properties, and iv) $1.3 million for the purchase, exploration and development of other oil and gas prospects.

During the nine month period ended February 28, 2001, the Company purchased additional shares of Berkley Petroleum Corp. ("Berkley"), at a cost of $175,568 and subsequently disposed of its holdings in Berkley for proceeds of $1,644,291, recognizing a gain of $25,345.

LIQUIDITY AND CAPITAL RESOURCES

With the ongoing developments at East Lost Hills and the requirements of senior management resources, the Company has determined to focus its personnel and financial resources towards the development of its interests in the San Joaquin Basin and regional area of California. On February 21, 2001, the Company successfully negotiated the sale of the majority of its properties located outside of California to Exco Resources, Inc. The Company expects to realize net proceeds of approximately $13.5 million, after considering all closing adjustments and costs to close out the hedging contracts relating to the sold properties, for a gain of approximately $624,000. On March 7, 2001, closing of the sale occurred. Final adjustments remain to be determined. From the proceeds, the Company utilized $10,691,159 to retire the principal balance and accrued interest on the Bank One credit facility and $487,574 to repay borrowings.

Prior to the commencement of production in February 2001 from the ELH #1 well, production from the properties sold to Exco represented substantially all of the Company's petroleum and natural gas sales. As additional wells are drilled at the East Lost Hills Joint Venture and, if successful, brought on production, the Company anticipates that revenues will increase substantially from operations at the East Lost Hills Joint Venture. It is not anticipated that operations will be self sustaining in the next 12 months. Future development of the Company's business will require additional, and possibly substantial, capital expenditures. Depending upon the continuing results at East Lost Hills and the deep Temblor exploration program and at the Regional California programs. The Company may need to raise additional funds to cover capital expenditures. These funds may come from cash flow, equity or debt financing, or from sales of interests in its properties although there is no assurance continued funding will be available. The Company does not now and does not in the future expect to engage in currency hedging to offset any risk of currency fluctuations.

During the nine months ended February 28, 2001, the Company raised approximately $6.2 million from the sale of equity and a further $3.7 million from debt financing. The Company also retired $4.4 million of debt as they came due.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2001
                           (EXPRESSED IN U.S. DOLLARS)



MANAGEMENT DISCUSSION AND ANALYSIS (continued)

PROPERTIES UPDATE

1.       EAST LOST HILLS

The following provides a summary update at the East Lost Hills project in the San Joaquin Basin of California.

On March 19, 2001, the previous operator, Berkley Petroleum Corporation was acquired by Anadarko Petroleum Corporation, and effective on that date, Anadarko became the operator of the East Lost Hills project.

On August 26, 1999, drilling began on the ELH #1 well, approximately two miles northwest of the #1-17R well. On April 12, 2000, this well had drilled to a total depth of 19,724 feet. Production testing began on May 28, 2000 and, based on the results of the production testing and other analysis, a natural gas discovery was determined at the East Lost Hills field. The ELH #1 well is currently producing from a zone in the lower portion of the Temblor formation. After completion of production facilities and a connection pipeline, this well commenced first production on February 6, 2001. Initially, some production restrictions were caused by down stream processing problems. The ELH #1 well is capable of producing 13 - 20 mmcf gas per day. The Company has recorded revenues and expenses associated with this production for the nine months ended February 28, 2001.

On July 11, 2000, the participants commenced drilling the ELH #2 well. This well is located approximately 1.5 miles northwest of the ELH #1 and was designed to drill to a zone in the upper portion of the Temblor formation on the same structural feature. The ELH #2 well has been drilled and cased to a measured depth of 18,011 feet. During the flow test portion of the production test, gas was initially flowed at approximately 5 mmcf gas per day. After several days the flow rate dropped to 3 mmcf gas per day. Analysis of the production and pressure build-up data from the flow test is still in progress, and final test results will be released upon completion of analysis of this data.

On June 19, 2000, the participants at East Lost Hills commenced drilling the ELH #3 exploration well in order to test a geologically separate feature located adjacent to the structure found productive in the ELH #1 well. This well continues drilling operations at approximately 21,200 feet. Total depth of this well is projected at 21,750 feet.

On November 26, 2000, the participants commenced drilling the ELH #4, located approximately four miles southeast of the ELH #1 well. This well is projected to drill to a total depth of 20,000 feet and targets the same structure and the same zone currently producing at the ELH #1 well. Intermediate casing is being set to 17,009 feet.

The participants may drill up to six additional wells in this prospect during calendar year 2001, although there is no assurance this will occur.

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2001
                           (EXPRESSED IN U.S. DOLLARS)



MANAGEMENT DISCUSSION AND ANALYSIS (continued)

2.       REGIONAL CALIFORNIA

The Company is engaged in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been identified. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company has approximately a 23% working interest in ten prospects.

Drilling on the Mica Prospect commenced in February 2001 and the Parsley and Sequoia prospects are scheduled to be drilled in the second calendar quarter of 2001. On April 23, 2001, the Company reported that after logging the Mica 1-17, it was determined that the well is outside the channel limits. The well has been suspended for possible future side-tracking.

INVESTOR RELATIONS ACTIVITIES

During the nine months ended February 28, 2001, CDN$99,500 was paid to Eland Jennings Investor Services Inc. and CDN$41,774 was paid to MDC Group Inc. for investor and public relations consulting services rendered.

The Company also maintains a web site at "www.hiltonpetroleum.com".